SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)

Advanced Medical Optics, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share
Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

00763M108

(CUSIP Number)

Laura J. Schumacher
Executive Vice President, General Counsel and Secretary
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064
(847) 937-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 00763M108

1.	Names of Reporting Persons Abbott Laboratories

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 103,565,445 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 103,565,445 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,565,445 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100.0%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13D (as amended or supplemented, the “Schedule 13D”) filed on January 21, 2009, as amended on February 25, 2009, by Abbott Laboratories, an Illinois corporation (“Abbott”), and Rainforest Acquisition Inc., a Delaware corporation and a wholly-owned subsidiary of Abbott (the “Purchaser”), in connection with the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “AMO Common Stock”), and the associated preferred stock purchase rights issued in connection with the Rights Agreement, dated June 24, 2002, by and between Advanced Medical Optics, Inc., a Delaware corporation (“AMO”), and Mellon Investor Services, LLC (together with the AMO Common Stock, the “Shares”), of AMO, at a price of $22.00 per Share, net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 27, 2009 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”).  Unless otherwise indicated, all capitalized terms used but not defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 2 does not modify any of the information reported on the Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) — (b)  On February 26, 2009, the Purchaser exercised the Top-Up Option (as defined in the Merger Agreement) under the Merger Agreement and purchased 44,720,768 newly-issued AMO Shares at the Offer Price.  Pursuant to the Merger Agreement, also on February 26, 2009, Abbott effected a short-form merger in accordance with Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”).  In the Merger, the Purchaser was merged with and into AMO with AMO continuing as the surviving corporation and a wholly-owned subsidiary of Abbott.  At the effective time of the Merger, each AMO Share outstanding immediately prior to the effective time (other than AMO Shares owned by AMO, Abbott, the Purchaser or any of their respective subsidiaries and AMO Shares held by dissenting stockholders who properly exercise dissenters’ rights under the DGCL) was converted into the right to receive $22.00 net in cash, without interest and subject to any required withholding taxes.

The 103,565,445 AMO Shares beneficially owned by Abbott reflect a downward adjustment of 1,537 AMO Shares to the number of AMO Shares previously disclosed as being subject to guaranteed delivery procedures and include 4,469,463 AMO Shares tendered in the Offer that remain subject to guaranteed delivery procedures.

(c)  Except as described in the Schedule 13D, no transactions in AMO Shares were effected by Abbott or the Purchaser or, to the knowledge of Abbott or the Purchaser, any of their respective executive officers and directors, during the 60 days prior to the date hereof.

(d) — (e)  Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Abbott Laboratories

	By:	/s/ William J. Chase
William J. Chase
Vice President and Treasurer

Dated: February 27, 2009